Exhibit 99.112

2707031 ONTARIO INC.

Suite 400, 305 Milner Avenue,

Toronto (Ontario) M1B 3V4

Pour diffusion immédiate

UNE FILIALE D’ALIMENTATION COUCHE-TARD INC.

EXERCE DES BONS DE SOUSCRIPTION DE FIRE & FLOWER HOLDINGS CORP.

NE DOIT PAS ÊTRE DISTRIBUÉ AUX AGENCES DE TRANSMISSION AMÉRICAINES NI DIFFUSÉ AUX ÉTATS-UNIS

TORONTO, le 21 décembre 2020 – 2707031 Ontario Inc. (« 2707 »), filiale en propriété exclusive indirecte d’Alimentation Couche-Tard inc., annonce qu’elle a acquis la propriété et le contrôle de 10 505 779 actions ordinaires (les « actions de Fire & Flower ») de Fire & Flower Holdings Corp. (« Fire & Flower ») en exerçant 10 505 779 bons de souscription d’actions ordinaires de série A de Fire & Flower (les « bons de souscription de série A »), ce qui représente environ 4,73 % des actions de Fire & Flower émises et en circulation.

Immédiatement avant l’exercice des 10 505 779 bons de souscription de série A et l’acquisition des 10 505 779 actions de Fire & Flower, 2707 détenait (i) 17 208 062 actions de Fire & Flower (représentant environ 8,13 % des actions de Fire & Flower émises et en circulation); (ii) des débentures convertibles non garanties à 8 % de Fire & Flower d’un capital de 25 989 985,42 $ (les « débentures de 2019 »); (iii) des débentures convertibles garanties à 8 % de Fire & Flower d’un capital de 2 475 000 $ (les « débentures de 2020 » et, collectivement avec les débentures de 2019, les « débentures »); (iv) 21 011 558 bons de souscription de série A; (v) 67 175 541 bons de souscription d’actions ordinaires de série B de Fire & Flower (les « bons de souscription de série B »); et (vi) 133 390 789 bons de souscription d’actions ordinaires de série C de Fire & Flower (les « bons de souscription de série C » et, collectivement avec les bons de souscription de série A et les bons de souscription de série B, les « bons de souscription »). Si la totalité des débentures sont converties et que la totalité des 221 577 888 bons de souscription sont exercés, 2707 aura la propriété et le contrôle de 272 613 712 actions de Fire & Flower au total (ce qui comprend les 17 208 062 actions de Fire & Flower susmentionnées). Ces titres représentent globalement environ 58,36 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures détenues par 2707 sont converties intégralement et où seuls les 221 577 888 bons de souscription détenus par 2707 sont exercés intégralement (environ 49,28 % compte tenu d’une dilution complète).

L’exercice de 10 505 779 bons de souscription de série A et l’acquisition des 10 505 779 actions de Fire & Flower confèrent immédiatement à 2707 la propriété et le contrôle (i) de 27 713 841 actions de Fire & Flower (représentant environ 12,47 % des actions de Fire & Flower émises et en circulation); (ii) de débentures de 2019 d’un capital de 25 989 985,42 $; (iii) de débentures de 2020 d’un capital de 2 475 000 $; et (iv) le droit d’acquérir jusqu’à concurrence de 211 072 109 actions de Fire & Flower au moyen de 211 072 109 bons de souscription. Si la totalité des débentures sont converties et que la totalité des 211 072 109 bons de souscription sont exercés intégralement, 2707 aura la propriété et le contrôle de 272 613 712 actions de Fire & Flower au total (ce qui comprend les 27 713 841 actions de Fire & Flower susmentionnées). Ces titres représentent globalement environ 58,36 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures détenues par 2707 sont converties intégralement et où seuls les bons de souscription détenus par 2707 sont exercés intégralement (environ 49,28 % compte tenu d’une dilution complète).

2707 a acquis les 10 505 779 actions de Fire & Flower aux fins d’investissement uniquement et non dans le but d’influer de façon importante sur le contrôle de Fire & Flower. Selon les conditions du marché et d’autres facteurs, 2707 pourrait à l’occasion acquérir ou aliéner des titres supplémentaires de Fire & Flower, notamment sur le marché libre ou au moyen de contrats de gré à gré, ou acquérir des participations dans un titre de Fire & Flower ou conclure des instruments financiers liés à un titre de Fire & Flower.

Le siège social de Fire & Flower est situé au 308 – 150 King Street West, Toronto (Ontario) M5H 1J9.

Pour obtenir plus de renseignements ou une copie de la déclaration selon le système d’alerte déposée par 2707, veuillez communiquer avec Jean-Marc Ayas, Gestionnaire, Relations investisseurs d’Alimentation Couche-Tard inc. au 450-662-6632, poste 4619 (relations.investisseurs@couche-tard.com).